Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2015 AND 2014

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at November 30, 2015 and for the three and nine-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and nine-month periods ended November 30, 2015 and 2014. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008.

In this MD&A, financial information for the three and nine-month periods ended November 30, 2015 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on January 12, 2016. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes with regards to the “Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments”, “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, “Future Accounting change”, “Financial instruments” and “Risk Factors” to those outlined in the Corporation’s 2015 annual MD&A as filed with securities regulatory authorities on May 27, 2015. As such, they are not reported herein. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

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management analysis of the financial situation and operating results

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

Forward-Looking Statements

Statements in this MD&A that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this MD&A are made as of the date of this MD&A. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Acasti’s method for calculating adjusted EBITDA may differ from that used by other corporations.

Acasti obtains its Adjusted EBITDA measurement by adding to net (loss) earnings, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

A reconciliation of net (loss) earnings to Adjusted EBITDA is presented later in this document.

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management analysis of the financial situation and operating results

Business Overview

The U.S. Food and Drug Administration (FDA) have been providing Acasti with guidance and recommendations regarding next steps in the clinical development of CaPre®.  Acasti is incorporating these comments into its development plan to be better aligned with current FDA views on CaPre® and to ensure it is well positioned to move towards regulatory approval.

Working with several leading experts in pharmaceutical drug development, Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre®  to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase 3 trial. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug.  In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a New Drug Application (NDA) submission.  The 505(b)(2) application also enables regulatory submission of a New Chemical Entity (NCE) approval when some part of the data application is derived from studies not conducted by the applicant.

The finalization and execution of Acasti’s comprehensive development plan and definitive Phase 3 program, overall costs and timelines are contingent upon FDA review and direction.  Acasti has recently received an encouraging response from the FDA on CaPre® clinical development program. With this endorsement, Acasti has submitted an amendment to its current Investigational New Drug (IND) application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure the Corporation is aligned with their views on Capre® clinical development.

The Phase 3 clinical trial will be conducted in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase 3 clinical trial. An SPA is a declaration from the FDA that the Phase 3 protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase 3 clinical trial.

Onemia®

During the three-month period ended November 30, 2015, Acasti continued its activities in the U.S. for its medical food Onemia® in order for physicians to initiate or continue their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. However, Acasti has determined that full realization of Onemia® as a leading medical food requires significant additional investment in sales and marketing.  This would detract Acasti from focusing its energy and resources on the development of CaPre®.  Acasti expects ongoing sales of Onemia® to be at thresholds similar to recent quarters and the Corporation will be exploring strategic alternatives for Onemia®, including licensing opportunities.

As previously disclosed, Acasti decided to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®.  Acasti has entered into a licensing agreement for Onemia with Neptune in which Neptune has to engage in best commercial efforts to market Onemia.  Acasti will receive a royalty of 17.5% on net sales of Onemia and Acasti believes given Neptune's sales and marketing leadership in the krill oil market that Neptune represents the best partner for Onemia.

Intellectual Property

Acasti has recently been granted a composition and use patent in Japan, Taiwan and Mexico thereby safeguarding valuable market expansion opportunities. The patents are valid until 2030.

Additional Developments

Reverse-split

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification had no immediate effect on the listing of Acasti’s shares as the Corporation had 180 calendar days to regain compliance. On May 11, 2015, Acasti received notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. To regain compliance, Acasti's shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days.

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management analysis of the financial situation and operating results

On September 29, 2015, the Corporation announced that in order to regain compliance with NASDAQ Minimum Bid Price Rules, it will consolidate the issued and outstanding Class A common shares of the Corporation on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares, provided that each fractional Common Share that results from the Consolidation shall be rounded up.

In accordance with TSX Venture Exchange’s and NASDAQ’s bulletins, the Consolidation was effective at the open of trading on October 15, 2015 (the “Effective Date”) and the Common Shares began trading on the NASDAQ Stock Market and TSX Venture Exchange on a reverse split-adjusted basis on such date, which resulted into 10,661,663 Common Shares issued and outstanding.

The exercise price in effect on the Effective Date, in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”), increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

All share information for current and comparative periods presented in this MD&A has been adjusted to give effect to the reverse split described above.

Basis of presentation of the financial statements

The Corporation’s current assets of $14,786 as at November 30, 2015 include cash and short-term investments for an amount of $14,100, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at November 30, 2015 are comprised primarily of amounts due to creditors for $1,593, payable to parent corporation of $33 as well as derivative warrant liabilities of $271, which represents the fair value as of November 30, 2015, of the warrants issued to the Corporation’s public offering participants. The warrant liabilities will be settled in shares. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.01 per warrant as at November 30, 2015. The fair value of the Warrants is revalued at each reporting date. Changes in the fair value of the Warrants are recognized in finance income or costs. The Warrants are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

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management analysis of the financial situation and operating results

SELECTED FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	Three-month periods ended		Nine-month periods ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
	$	$	$	$
Revenue from sales	5	29	17	92
Adjusted EBITDA	(1,988)	(2,099)	(5,418)	(6,244)
Net(loss) earnings and comprehensive (loss) income	(2,191)	3,012	(4,398)	656
Basic and diluted (loss) earnings per share	(0.21)	0.28	(0.41)	0.06
Total assets	30,928	39,004	30,928	39,004
Working capital(1)	13,161	18,896	13,161	18,896
Total equity	29,032	35,382	29,032	35,382
Book value per Class A share(2)	2.72	3.33	2.72	3.33

(1)	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.
(2)	The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITDA

 (In thousands of dollars)

	Three-month periods ended		Nine-month periods ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
	$	$	$	$
Net (loss) earnings	(2,191)	3,012	(4,398)	656
Add (deduct)
Finance costs	1	1	3	3
Finance income	(443)	(5,977)	(3,008)	(10,050)
Depreciation and amortization	601	584	1,784	1,751
Stock-based compensation	44	281	201	1,396
Adjusted EBITDA	(1,988)	(2,099)	(5,418)	(6,244)

Finance income for the three and nine-month periods ended November 30, 2015 and 2014 includes an unrealized gain in the amounts of $355, $2,087, $5,211 and $9,527, respectively for the change in fair value of the derivative warrant liabilities. The derivative warrant liabilities declined due to the decline in the Corporation’s stock price resulting in a gain in earnings. Finance income for the three and nine-month periods ended November 30, 2015 and 2014 also includes a foreign exchange gain in the amounts of $85, $889, $747 and $449, respectively, mainly on the Corporation’s short-term investments in US dollars, which represented $7,005 as at November 30, 2015.

The decrease of the stock-based compensation expense for the three and nine-month periods ended November 30, 2015 is attributable to the 2012 grants which are fully vested.

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management analysis of the financial situation and operating results

SELECTED QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

	November 30,	August 31,	May 31,	February 28,
	2015	2015	2015	2015
	$	$	$	$
Revenue from sales	5	7	5	178
Adjusted EBITDA	(1,988)	(1,485)	(1,946)	(2,263)
Net loss	(2,191)	(1,241)	(966)	(2,311)
Basic and diluted loss per share	(0.20)	(0.12)	(0.09)	(0.17)

	November 30,	August 31,	May 31,	February 28,
	2014	2014	2014	2014
	$	$	$	$
Revenue from sales	29	8	56	201
Adjusted EBITDA	(2,099)	(2,449)	(1,695)	(977)
Net earnings (loss)	3,012	(3,712)	1,356	(2,553)
Basic and diluted earnings (loss) per share	0.28	(0.35)	0.13	(0.24)

The net earnings in the first and third quarters of the year ended February 28, 2015 are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively. In the second and fourth quarters of the year ended February 28, 2015 the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2015 AND 2014

Revenues

The Corporation generated revenues from sales of $5 from the commercialization of Onemia®, its medical food product, during the three-month period ended November 30, 2015. The revenues were generated from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period. The Corporation generated revenue from sales of $29 during the corresponding period in 2014.

The Corporation generated revenues from sales of $17 from the commercialization of Onemia®, its medical food product, during the nine-month period ended November 30, 2015, a decrease of $75 from revenues of $92 generated during the corresponding period in 2014.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended November 30, 2015 amounted to $3 or 53%, which is in the Corporation’s target range for its gross profit margin, being 40 to 60%. The Corporation realized a gross profit of $6 or 19% during the three-month period ended November 30, 2014.

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management analysis of the financial situation and operating results

The gross profit for the nine-month period ended November 30, 2015 amounted to $10 or 57%, which is in the Corporation’s adjusted target range for its gross profit margin. The Corporation realized a gross profit of $39 or 42% during the nine-month period ended November 30, 2014.

Breakdown of Major Components of the Statement of Earnings and Comprehensive (Loss) Income for the three and nine-month periods ended November 30, 2015 and 2014

Research and development expenses	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2015	2014	2015	2014
	$	$	$	$
Salaries and benefits	233	122	657	378
Stock-based compensation	13	57	41	218
Contracts	822	1,014	2,162	3,350
Regulatory expenses	106	-	422	78
Professional fees	207	360	491	489
Amortization	15	-	30	-
Other	30	212	114	330
Tax credits	(14)	(16)	(43)	(72)
TOTAL	1,412	1,749	3,874	4,771

General and administrative expenses	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2015	2014	2015	2014
	$	$	$	$
Salaries and benefits	236	239	741	987
Stock-based compensation	31	224	160	1,178
Professional fees	207	34	407	248
Depreciation and amortization	586	584	1,754	1,751
Sales and marketing	3	4	15	15
Investor relations	80	51	241	214
Rent	27	25	79	75
Other	54	60	141	190
TOTAL	1,224	1,221	3,538	4,658

Adjusted EBITDA

Adjusted EBITDA increased by $111 for the three-month period ended November 30, 2015 to $(1,988) compared to $(2,099) for the three-month period ended November 30, 2014, mainly due to decreases in research and development expenses and offset by increases in general and administrative expenses before consideration of stock-based compensation and amortization and depreciation.

Research and development expenses decreased by $309 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to decreases in professional fees and contract expenses related to the Corporation’s clinical trials of $153 and $192 and other expenses of $181, partially offset by an increase in salaries and benefits of $111 and regulatory expenses of $106.

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management analysis of the financial situation and operating results

General and administrative expenses increased by $195 before consideration of stock-based compensation and amortization and depreciation. This increase is mainly attributable to increases in professional fees of $173 and investor relations of $29.

Adjusted EBITDA increased by $826 for the nine-month period ended November 30, 2015 to $(5,418) compared to $(6,244) for the nine-month period ended November 30, 2014, mainly due to decreases in research and development expenses and in general and administrative expenses and before consideration of stock-based compensation and depreciation and amortization.

Research and development expenses decreased by $749 before consideration of stock-based compensation and amortization. This decrease is mainly attributable to decreases in contract expenses related to the Corporation’s clinical trials of $1,188 and other expenses of $214, partially offset by an increase in regulatory expenses of $344 and salaries and benefits of $278.

General and administrative expenses decreased by $105 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to decreases in salaries and benefits of $246, other fees of $49, partially offset by an increase in professional fees of $159 and investor relations of $27.

Net (Loss) Earnings

The Corporation realized a net loss for the three-month period ended November 30, 2015 of $2,191 or $0.21 per share compared to net earnings of $3,012 or $0.28 per share for the three-month period ended November 30, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in gain on change in value of the derivative warrant liabilities by $4,856, offset by a decrease in stock-based compensation of $237.

The Corporation realized a net loss for the nine-month period ended November 30, 2015 of $4,398 or $0.41 per share compared to net earnings of $656 or $0.06 per share for the nine-month period ended November 30, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in gain on change in value of the derivative warrant liabilities by $7,440, offset by a decrease in stock-based compensation of $1,195.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and E shares without par value. Issued and outstanding fully paid shares, stock options, restricted share units and warrants were as follows:

	November 30, 2015	February 28, 2015
Class A shares, voting, participating and without par value	10,661,663	10,644,440
Stock options granted and outstanding	500,063	429,625
Restricted Share Units granted and outstanding	1,125	18,398
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018	1,840,000	1,840,000
Series 9 warrants exercisable at $16.00 until December 3, 2018	161,654	161,654
Total fully diluted shares	13,164,505	13,094,117

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management analysis of the financial situation and operating results

Cash Flow and Financial Condition between the three and nine-month periods ended November 30, 2015 and 2014

Operating activities

During the three-month periods ended November 30, 2015 and 2014, the Corporation’s activities generated decreases in liquidities of $1,629 and $2,230, respectively. The decrease in cash flows from operating activities for the three-month periods ended November 30, 2015 is mainly attributable to a lower net loss incurred after adjustments for non-cash items and changes in non-cash working capital items, as explained in the Adjusted EBITDA section above.

During the nine-month periods ended November 30, 2015 and 2014, the Corporation’s activities generated decreases in liquidities of $4,883 and $4,575, respectively. The decrease in cash flows from operating activities for the nine-month periods ended November 30, 2015 and 2014 is mainly attributable to a higher net loss incurred after adjustments for non-cash items and changes in non-cash operating working capital, as explained in the Adjusted EBITDA section above.

Investing activities

During the three-month periods ended November 30, 2015 and 2014, the Corporation’s investing activities generated an increase in liquidities of $3,756 and $4,074, respectively. The increase in liquidity generated by investing activities during the three-month period ended November 30, 2015 is mainly due to the maturity of short-term investment of $3,881, offset by the acquisition of equipment of $79 and intangible assets of $46. The increase in liquidity generated by investing activities during the three-month period ended November 30, 2014 is mainly due to the maturity of short-term investments of $4,093, offset by the addition of intangible assets of $19.

During the nine-month periods ended November 30, 2015 and 2014, the Corporation’s investing activities generated an increase in liquidities of $8,240 and $5,627, respectively. The increase in liquidity generated by investing activities during the nine-month period ended November 30, 2015 is mainly due to the maturity of short-term investment of $10,965, offset by the acquisitions of short-term investments of $2,512, equipment of $223 and intangible assets of $84. The increase in liquidity generated by investing activities during the nine-month period ended November 30, 2014 is mainly due to the maturity of short-term investments of $20,150, offset by the acquisition of short-term investments of $14,478.

Financing activities

During the nine-month periods ended November 30, 2015 and 2014, the Corporation’s financing activities generated a decrease in liquidities of $2 and increases in liquidities of $47, respectively. The increase in liquidities generated from financing activity during the nine-month period ended November 30, 2014 resulted mainly from proceeds from exercise of warrants and options of $50.

Overall, as a result, the Corporation’s cash increased by $2,140 and $1,895, respectively, for the three-month periods ended November 30, 2015 and 2014. Total liquidities as at November 30, 2015, comprised of cash and short-term investments, amounted to $14,100. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so. The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period.

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management analysis of the financial situation and operating results

Financial Position

The following table details the significant changes to the statements of financial position as at November 30, 2015 compared to February 28, 2015:

Accounts	Increase (decrease)	Comments
Cash	3,435	See cash flow statement
Short-term investments	(7,717)	Maturity of short-term investments
Trade and other receivables	(205)	Payment received
Tax credits receivable	(241)	Payment received
Inventories	(12)	Onemia sales
Prepaid expenses	(116)	Increase in expenses
Equipment	244	Acquisition
Intangible assets	(1,668)	Amortization
Trade and other payables	509	Increase in expenses
Payable to parent corporation	(506)	Payments made
Derivative warrant liabilities	(2,087)	Change in fair value

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and as follows:

(expressed in thousands of dollars)

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014
	$	$	$	$
Administrative costs	361	397	1,056	1,243
Research and development costs, before tax	195	264	942	547
TOTAL	556	661	1,998	1,790

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation. See note 8 to the financial statements for disclosures of key management personnel compensation.

SUBSEQUENT EVENT AND RESTRICTED CASH

On January 7, 2016, Neptune announced it had entered into a share purchase agreement with 4501268 Canada Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the said transaction.  Consequently, the corresponding amount shall be considered as restricted cash until released by the lender or reduced by Neptune.

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management analysis of the financial situation and operating results

In addition, on January 7, 2016, the Company entered into an initial three years non-exclusive licencing agreement with the parent company Neptune for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales.

CONTROLS AND PROCEDURES

Changes in internal control over financial reporting (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the CEO and CFO that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the quarter ended November 30, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at January 12, 2016, the total number of class A shares of the Corporation issued and outstanding was 10,661,663. The Corporation also has 500,063 stock options, 1,125 restricted share units, and 18,561,654 Series 8 & 9 warrants outstanding.

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